Contact

www.linkedin.com/in/rajamin
(LinkedIn)
www.teemventures.com
(Company)
www.wisedtx.com (Company)

Top Skills

Start-up Ventures

Strategic Planning

Social Entrepreneurship

Patents

System and method for capturing
broadcast assets for on-demand
viewing

Raj Amin

Building ventures for positive impact. Co-Founder/CEO @Arcade
Therapeutics (therapeutic gaming for mental health); Founder
@Teem Ventures; Proud #GirlDad, decent drummer, and average
guitarist.
Montclair, New Jersey, United States

Summary

I strive to build new products and companies that have positive
impact. I've worked in healthcare, consumer, media, and tech
enabled services. I am passionate about great user experience,
the thoughtful use of AI, and creative new formats for human
engagement.

As CEO/Co-Founder of Arcade Therapeutics we hope to use the
power of gaming to lower barriers to earlier more effective mental
health treatment. I am also Founding Partner at Teem Ventures, a
product and innovation consultancy that gets new products to market
with corporate partners and startups.

Past Experiences include:
-Global Head for Mobility Ventures, Avis Budget Group, where we
built mobility products, partnered with cities like LA and KCMO for
new mobility innovation, and led investments in startup ventures.
-Co-Founder/Chairman Mana Health, the first company to integrate
medical records with patient generated data with scale (acquired by
Comcast)
-Founder and CEO at HealthiNation, the largest video network for
health education (acquired by GoodRx)
-Various roles in interactive TV, including VP Content and Ad
Products at N2 Broadband, where we developed software to scale
video-on-demand across the US digital TV market (acquired by
Ericsson).

In addition, I'm an advisor/mentor/friend to startup founders who
need help navigating the waters where I can pass on my learnings.
I'm a proud #GirlDad, food and live music lover, and moderately
talented musician.

_____

Experience

Arcade Therapeutics
4 years 8 months

CEO and Co-Founder
January 2021 - Present (3 years 6 months)
New York, New York

Arcade Therapeutics is a science-first game studio dedicated to treating mental illness by combining the most cutting edge cognitive neuroscience with engaging games. Arcade's mission is to radically transform the mental health journey through highly accessible, clinically validated therapeutic games that are as fun as they are effective. Our NYC-based team includes leaders in clinical research, consumer products, game development, and healthcare strategy.

We are currently pursuing FDA clearance for a pipeline of digital therapeutic products to deliver effective treatments for social anxiety disorder, general anxiety disorder, depression, alcohol cravings, and a number of others. We're deploying today in measured pilots with our HIPAA-Compliant DTx deployment platform to help impact earlier intervention for mental health conditions.

Executive Chairman and Co-Founder
November 2019 - December 2020 (1 year 2 months)

Co-founded Arcade Therapeutics with Dr. Tracy Dennis-Tiwary to build research-backed digital therapeutics that could improve access to mental health treatments, incubated at Teem Ventures.

Teem Ventures
Founding Partner
March 2017 - Present (7 years 4 months)
New York City

Teem Ventures is a product innovation advisory group that brings real-world entrepreneurial experience to turn ideas into operating businesses for corporate and startup clients. We specialize in product strategy, market validation, UX, product design, MVP development and go to market execution. Clients have included large organizations like Roche, Bayer, Avis Budget Group, Cvent, and the City of LA along with a variety of early stage companies. You can learn more about us at www.teemventures.com.

Ursa Live
Sr. Advisor / Investor

January 2020 - Present (4 years 6 months)
New York, New York, United States

Ursa Live is a Teem Ventures' Venture Studio partner. Ursa Live is now launched with a platform to allow artists to seamlessly conduct their own live video events while building deeper monetized connections with their most engaged fans.

Jagged Little Pill on Broadway
Investor
November 2018 - February 2022 (3 years 4 months)
New York, New York

Jagged Little Pill on Broadway opened in November of 2019, and has received 15 Tony Nominations, and won the Grammy for Best Musical Theater Album with the rocking performances of our amazing cast and Alanis Morrissette's incredible music. When Broadway re-opens, you'll see why the cast gets a standing ovation every show!

Avis Budget Group
EIR / Managing Director, Mobility Ventures
October 2017 - May 2020 (2 years 8 months)
Greater New York City Area

Led next gen mobility product strategy to foster seamless and integrated mobility to urban citizens, global travelers, corporations, and smart cities. Avis has operations that move people and goods globally, managing a global fleet of vehicles in 11,000 offices around the world including brands including Avis, Budget, Zipcar, and many others.

My areas of focus included next gen product strategy, corporate innovation, new concept research, startup partnerships, public-private partnerships, and early stage investments in the mobility-as-a-service space. In this role I was also a Founding Board Member for Urban Movement Labs, a collaboration with the City of LA focused on transport innovation.

Mana Health
Executive Chairman; Co-Founder
January 2013 - January 2018 (5 years 1 month)
New York City

(Acquired by Comcast NBC Universal) Mana Health built the first unified patient portal combining EHR and patient generated data into a clean and engaging experience. We won the Patient Portal for New York State contract to deploy it statewide, and also in San Antonio, Texas. Under the hood we built a next generation data platform Mana Cloud to power intelligent and intuitive healthcare applications to access data through a single API, that was AI-ready. We were supported by amazing investors and advisors including Cox Enterprises, Reggie Bradford, Dr Jay Yadav.

HealthiNation
Founder and CEO
April 2005 - October 2012 (7 years 7 months)
Greater New York City Area

(Acquired by GoodRX) HealthiNation was the first on-demand consumer video network for health and wellness. We uniquely produced high-quality video programs that were medically reviewed while taking the best of TV production concepts to make them visually beautiful and entertaining. Our Emmy-winning originally produced video programs reached 40 MM cable TV homes and over 50 MM unique online viewers through distribution partners like US News, Time, Verizon, Comcast NBC, Prevention and more. We worked with top tier Pharma and Wellness advertisers to offer connection to our audience while avoiding any influence or bias in our content. Loved working with a great team to build this company and impact millions of patients lives.

N2 Broadband
Vice President, Content and Advertising Products
September 2000 - April 2005 (4 years 8 months)
SF, Atlanta, NYC

(Acquired by TandbergTV/Ericsson) N2 Broadband was the software company that powered national availability of cable video-on-demand services in the US. There I led product strategy and business development activities at the earliest stage of company formation. I established our first relationships with top-tier media partners including HBO, Warner Bros, Showtime, MTV and cable companies including Comcast, Time Warner, and Cox. We were supported by top tier investors including Highland Capital, Time Warner Ventures, and Tudor Ventures. Worked with an awesome team and partners who have continued to lead much of the streaming video world today.

ReplayTV
Sr. Product Manager
January 2000 - December 2000 (1 year)

Managed product strategy for ReplayTV's advertising and premium services area. Developed concept for "pause ads" with engineering building the first embedded ad delivery engine in a DVR.

Scientific Atlanta
Business Development Manager
March 1996 - January 2000 (3 years 11 months)

Joined as part of the financial management training program, and worked across several teams in market analysis, corporate strategy, and finance, until moving into a role to help build out our digital TV partnership strategy. There I led evangelism, partnerships, product strategy for developers, and started our interactive television partnership program to scale interactive TV partnerships for the company.

––––––

Education

University of Pennsylvania
Bachelor of Engineering - BE, Systems Engineering · (1991 - 1995)

The Wharton School
Bach., Economics/Finance · (1991 - 1995)